Baixo Relocation Services, Inc.
                             H. 190/5 Central Horte
                         Aquem, Baixo, Goa, India 403601


August 5, 2014

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

Attention: Mara L. Ransom, Assistant Director

Dear Sirs:

Re:  Registration Statement on Form S-1 filed June 11, 2014 (File No.
     333-196663)

In response to your letter dated July 8, 2014 relating to the above-noted registration statement, we provide an amended Form S-1 that addresses your comments and respond as follows:

GENERAL

1. IT APPEARS THAT YOU MAY BE A BLANK CHECK COMPANY AS DEFINED BY RULE 419 UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IN THIS REGARD, WE NOTE THE
     FOLLOWING:

     * YOUR DISCLOSURE INDICATES THAT YOU ARE A DEVELOPMENT STAGE COMPANY ISSUING PENNY STOCK;
     * YOU HAVE NOT COMMENCED OPERATIONS AND IT IS UNCLEAR WHETHER YOU WILL BE ABLE TO DO SO IN THE NEXT 12 MONTHS;
     * YOU HAVE A NET LOSS OF $625 TO DATE AND YOU HAVE NOT GENERATED ANY REVENUES TO DATE;
     *    YOU HAVE ASSETS OF ONLY $25,000 CONSISTING ONLY OF CASH;
     * YOUR REGISTRATION STATEMENT CONTAINS VERY GENERAL DISCLOSURE RELATED TO THE NATURE OF YOUR BUSINESS AND YOUR BUSINESS PLAN.

     IN ADOPTING RELEASE OF RULE 419, THE COMMISSION STATED THAT "IT WILL SCRUTINIZE REGISTERED OFFERINGS FOR ATTEMPTS TO CREATE THE APPEARANCE THAT THE REGISTRANT IS NOT A DEVELOPMENT STAGE COMPANY OR HAS A SPECIFIC BUSINESS PLAN, IN AN EFFORT TO AVOID THE APPLICATION OF RULE 419." THEREFORE, PLEASE PROVIDE A DETAILED ANALYSIS ADDRESSING EACH OF THE ISSUES DESCRIBED ABOVE IN EXPLAINING WHY YOU BELIEVE THE COMPANY IS NOT A BLANK CHECK COMPANY AND DISCLOSE WHETHER YOU PLAN TO MERGE WITH AN UNIDENTIFIED COMPANY. ALTERNATIVELY, PLEASE REVISE THE REGISTRATION STATEMENT TO COMPLY WITH RULE 419 AND PROMINENTLY DISCLOSE THAT YOU ARE A BLANK CHECK COMPANY.

Rule 419 defines a blank check company as a company that has no specific business plan, or merely creates the appearance that it has a specific business plan.

We were incorporated for the purpose of commencing operations in the business of providing personalized relocation services to clients, both individual and corporate, who are relocating to the states of Maharashtra, Goa, or Karnataka, which are located in western India. Contrary to the "blank check" company definition, we have a specific business plan as outlined in our registration statement.

With respect to the specific factors that you outline, we respond as follows:

     * we confirm that we are a development stage company that is issuing penny stock. However, this does not imply that we are a blank check company. The funds that we intend to raise pursuant to our offering will be spent in accordance with the use of proceeds outlined in our registration statement, which will further our specific business plan;

     * to date, our operations have been limited to organizational activities, the identification of potential suitable third-party vendors and informal discussions with these services providers. We do not intend to enter into arrangements with such vendors until such time as we are able to complete the offering that will provide the funds necessary to pursue our specific business plan;

     * while we have not generated any revenues to date and have incurred a net loss since our incorporation, this is not uncommon for start-up companies in the development stage. Upon completion of our offering, we anticipate having the funds necessary to commence revenue generating operations;

     * although our assets only consist of cash at this stage of our business, this is not uncommon for companies that intend to commence operations in a service business that primarily relies on labor to generate revenue rather than tangible assets or equipment. In addition, because a significant portion of our services will be provided by third-party consultants, such as contractors, designers, real estate agents, lawyers, and accountants, we do not expect our non-cash assets to be significant even when we are no longer a development stage company; and

     * our registration statement contains information about the types of services that we intend to provide, as well as the regions in which we intend to provide them. However, until we complete our offering and are assured that we have sufficient funding to pursue our business plan, we are not in a position to enter into contractual relationships with third-party service providers that would result in more detail regarding the terms of such arrangements. To our best ability, we have provided details concerning the types of customers that we intend to attract and the form of arrangements (i.e., referral fees or fees incorporated into our invoices to clients) by which we will generate revenue.

Further, we confirm that we do not have any plan to merge with an unidentified company.

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
2. PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY
     SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

We have not provided any written communications to potential investors regarding our company or our proposed offering. As well, there have not been any research reports published or distributed regarding our company by any broker, dealer, or other person.

3. IT APPEARS THAT YOU ARE A SHELL COMPANY AS DEFINED IN SECURITIES ACT RULE 405, BECAUSE YOU HAVE NO OR NOMINAL ASSETS (OR ASSETS CONSISTING SOLELY OF CASH OR CASH EQUIVALENTS), AND YOU HAVE NO OR NOMINAL OPERATIONS (INCLUDING NO REVENUES OR AGREEMENTS WITH CUSTOMERS, SUPPLIERS, OR MANUFACTURERS). ACCORDINGLY, PLEASE REVISE YOUR PROSPECTUS, INCLUDING THE COVER PAGE AND PROSPECTUS SUMMARY, TO DISCLOSE THAT YOU ARE A SHELL COMPANY; PLEASE FURTHER DISCLOSE IN APPROPRIATE PLACES, INCLUDING THE RISK FACTORS SECTION, THE CONSEQUENCES, CHALLENGES AND RISKS OF THAT STATUS, SUCH AS THE RESTRICTIONS ON YOUR ABILITY TO USE REGISTRATION STATEMENTS ON FORM S-8, THE LIMITATIONS ON THE ABILITY OF YOUR SECURITY HOLDERS TO USE RULE 144 AND THE POTENTIAL REDUCED LIQUIDITY OR ILLIQUIDITY OF YOUR SECURITIES. IF YOU DO NOT BELIEVE YOU ARE A SHELL COMPANY, PLEASE SUPPLEMENTALLY PROVIDE US WITH AN APPROPRIATE LEGAL ANALYSIS.

We have revised our registration statement throughout to disclose that we are a shell company and have disclosed the consequences, challenges and risks that relate to that status. We have also added the following risk factors regarding our shell company status:

     "BECAUSE WE ARE CONSIDERED TO BE A "SHELL COMPANY" UNDER APPLICABLE SECURITIES RULES, INVESTORS MAY NOT BE ABLE TO RELY ON THE RESALE EXEMPTION PROVIDED BY RULE 144 OF THE SECURITIES ACT. AS A RESULT, INVESTORS MAY NOT BE ABLE TO RE-SELL OUR SHARES AND COULD LOSE THEIR ENTIRE INVESTMENT. IN ADDITION, OUR SHELL COMPANY STATUS PRECLUDES US FROM FILING A REGISTRATION STATEMENT ON FORM S-8 IN ORDER TO COMPENSATE EMPLOYEES AND CONSULTANTS WITH UNRESTRICTED STOCK, WHICH COULD IMPAIR OUR ABILITY TO ATTRACT TALENT.

We are considered to be a "shell company" under Rule 405 of Regulation C of the Securities Act. A "shell company" is a company with either no or nominal operations or assets, or assets consisting solely of cash and cash equivalents. As a result, our investors are not allowed to rely on Rule 144 of the Securities Act for a period of one year from the date that we cease to be a shell company. Because investors may not be able to rely on an exemption for the resale of their shares other than Rule 144, and there is no guarantee that we will cease to be a shell company, they may not be able to re-sell our shares in the future and could lose their entire investment as a result.

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
In addition, because we are a shell company, we are not entitled to file registration statements on Form S-8, which is typically used to register stock that is offered to employees and consultants via benefit or incentive plans. As a result, we may have difficulties attracting qualified employees and consultants because we are not able to compensate them in the same fashion that non-shell companies can.

     BECAUSE WE ARE CONSIDERED TO BE A "SHELL COMPANY" UNDER APPLICABLE SECURITIES RULES, WE ARE SUBJECT TO ADDITIONAL DISCLOSURE REQUIREMENTS IF WE ACQUIRE OR DISPOSE OF SIGNIFICANT ASSETS IN THE COURSE OF OUR BUSINESS. WE WILL INCUR ADDITIONAL COSTS IN MEETING THESE REQUIREMENTS, WHICH WILL ADVERSELY IMPACT OUR FINANCIAL PERFORMANCE AND, THEREFORE, THE VALUE OF YOUR INVESTMENT.

Because we are considered to be a "shell company" under Rule 405 of Regulation C of the Securities Act, we will are subject to additional disclosure requirements if we entered into a transaction which results in a significant acquisition or disposition of assets. In such a situation, we must provide prospectus-level, detailed disclosure regarding the transaction, as well as detailed financial information. In order to complying with these requirements, we will incur additional legal and accounting costs, which will adversely impact our results of operations. As a result, the value of an investment in our shares may decline as a result of these additional costs."

4. IN "THE OFFERING" SECTION ON PAGE 6 AND THE "PLAN OF DISTRIBUTION - DEPOSIT OF OFFERING PROCEEDS" SECTION ON PAGE 15, PLEASE REVISE YOUR DISCLOSURE TO DISCUSS THE FACT THAT, DURING THE OFFERING, YOU WILL NOT PLACE FUNDS RECEIVED FROM INVESTORS IN ESCROW, AS WELL AS THE CONSEQUENCES OF SUCH FACT.

We have added the following disclosure to "The Offering" and "Plan of Distribution - Deposit of Offering Proceeds" sections:

"We intend to open a separate, standard bank checking account to be used exclusively for the deposit of funds received from the sale of shares in this offering. Our management will have sole control over the withdrawal of funds from this account. We have not made arrangements to place the funds in an escrow account with a third party escrow agent due to the costs involved. As a result, investors are subject to the risk that creditors could attach these funds during the offering process, as well as the risk that investment amounts could be lost due to the fact that they are held in an operating account."

5. IN THE "SUMMARY", "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" SECTIONS, PLEASE STATE THAT YOU HAVE NO AGREEMENTS OR CONTRACTUAL RELATIONSHIPS WITH ANY THIRD-PARTY SERVICE PROVIDERS, CUSTOMERS OR WEBSITE DESIGNERS.

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
In each of the noted sections on our amended registration statement, we have disclosed that we do not have any agreements or contractual relationships with any third-party service providers, customers or website designers.

REGISTRATION STATEMENT COVER PAGE

6. IT APPEARS THAT YOU MAY BE ENGAGED IN A DELAYED OR CONTINUOUS OFFERING OF THE SHARES REGISTERED. IF SO, PLEASE INCLUDE AND CHECK THE BOX FOR RULE 415.

We have checked the box for Rule 415.

RISK FACTORS, PAGE 7

7. WE NOTE THAT YOU DO NOT INTEND TO PLACE YOUR SUBSCRIPTION FUNDS INTO AN ESCROW ACCOUNT. PLEASE INCLUDE A RISK FACTOR DISCUSSING THE RISKS ASSOCIATED WITH THIS FACT, INCLUDING THE RISK OF ATTACHMENT BY YOUR CREDITORS AND INVESTORS' SUBSEQUENT LOSS OF INVESTMENT AMOUNTS DUE TO HOLDING THE FUNDS IN AN OPERATING ACCOUNT.

We have added the following risk factor to our registration statement:

     "BECAUSE THE PROCEEDS OF OUR OFFERING WILL BE HELD IN A CORPORATE CHECKING ACCOUNT THAT OUR DIRECTOR CONTROLS RATHER THAN A THIRD-PARTY ESCROW ACCOUNT UNTIL THE OFFERING IS COMPLETED, IT IS POSSIBLE THAT OUR CREDITORS COULD ATTACH THESE FUNDS AND WE WOULD NOT BE ABLE TO RETURN THEM TO YOU.

We intend to open a separate, standard bank checking account to be used exclusively for the deposit of funds we receive from the sale of shares in the offering. Our management will have sole control over the withdrawal of funds from this account. We have not made arrangements to place the funds in an escrow account with a third party escrow agent due to the costs involved. As a result, investors are subject to the risk that creditors could attach these funds during the offering process, as well as the risk that investment amounts could be lost due to the fact that they are held in an operating account."

THERE IS SUBSTANTIAL UNCERTAINTY AS TO WHETHER WE WILL CONTINUE AS A GOING CONCERN, PAGE 7

8. WE NOTE THAT YOUR AUDITOR HAS ISSUED A GOING CONCERN OPINION. PLEASE PROVIDE AN ESTIMATE AS TO THE AMOUNT OF CAPITAL YOU WILL NEED TO CONTINUE AS A GOING CONCERN FOR THE NEXT 12 MONTHS.

We estimate that we will need approximately $18,000 to continue as a going concern for the next 12 months, which will cover our estimated offering costs of $15,005, as well as any additional general and administrative expenses.

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
IF A MARKET FOR OUR COMMON STOCK DOES NOT DEVELOP, PAGE 10

9. IT APPEARS THAT YOU INTENDED TO STATE IN THE THIRD SENTENCE OF THIS RISK THAT YOU CAN PROVIDE NO ASSURANCE THAT YOUR SHARES WILL BE QUOTED OR, IF QUOTED, THAT A MARKET WILL MATERIALIZE. PLEASE REVISE ACCORDINGLY.

We have revised the noted risk factor to indicate that the shares would be quoted rather than traded.

USE OF PROCEEDS, PAGE 13

10. PLEASE REVISE TO SHOW ONLY THE NET PROCEEDS FROM THE OFFERING AND THE PRINCIPAL PURPOSES FOR WHICH THE NET PROCEEDS WILL BE USED, RATHER THAN COMBINING THE NET PROCEEDS WITH EXISTING WORKING CAPITAL. HOWEVER, PLEASE INCLUDE A DISCLOSURE REGARDING THE MANNER IN WHICH YOU INTEND TO USE YOUR CURRENT WORKING CAPITAL IN AN APPROPRIATE PLACE IN THE FILING, SUCH AS THE PLAN OF OPERATIONS SECTION.

We have removed our working capital position from calculation of our intended use of proceeds and have separately disclosed our intended use of working capital in the "Plan of Operations" section.

INFORMATION WITH RESPECT TO THE REGISTRANT, PAGE 17

11. PLEASE DISCUSS THE DEMAND FOR RELOCATION SERVICES IN MAHARASHTRA, GOA, AND KARNATAKA. PLEASE REFER TO ITEM 101(H)(4)(I) OF REGULATION S-K.

We have added a subsection entitled "Demand for Relocation Services" in this section of the registration statement.

12. WE NOTE THAT YOU WILL PROVIDE CERTAIN RELOCATION SERVICES THROUGH THIRD-PARTY VENDORS. PLEASE DESCRIBE THE MARKET FOR AND AVAILABILITY OF SUCH VENDORS' SERVICES.

We have added disclosure regarding the market for and availability of third-party vendor services under the subsection entitled "Services".

13. PLEASE DISCUSS THE EFFECTS ON YOUR BUSINESS OF THE INDIAN GOVERNMENT'S REGULATION OF FOREIGN BUSINESSES RELOCATING TO INDIA. PLEASE REFER TO ITEM 101(H)(4)(IX) OF REGULATION S-K.

We have added disclosure regarding the effects of the Indian government's regulation of foreign businesses relocating to India under the subsection entitled "Existing Government Regulations".

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
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 24

LIQUIDITY AND CAPITAL RESOURCES, PAGE 24

14. WE NOTE YOUR DISCLOSURE THAT MINIMUM EXPENSES FOR THE FULL IMPLEMENTATION OF YOUR BUSINESS PLAN OVER THE NEXT TEN TO TWELVE MONTHS WILL BE APPROXIMATELY $45,000. HOWEVER, THE CHART ON PAGE 13 INDICATES THAT APPROXIMATELY $40,000 WILL BE USED FOR THE IMPLEMENTATION OF YOUR BUSINESS PLAN WITHIN THE FIRST TWELVE MONTHS AFTER THE COMPLETION OF THE OFFERING, AND YOUR DISCLOSURE ON PAGE 4 INDICATES THAT YOU REQUIRE $50,000 TO FUND OPERATIONS IN THE NEXT TWELVE MONTHS. PLEASE REVISE OR CLARIFY.

We have revised our disclosure to clarify that in order to implement our plan of operations, we require total funding of approximately $60,000 for the twelve months following the offering, which consists of $15,000 to cover the expenses of this offering, as well as $45,000 to implement our proposed business plan. We will use our existing working capital to cover offering costs, but we will have to complete the offering in order to fund our business plan.

CORPORATE GOVERNANCE, PAGE 27

15.  PLEASE REVISE TO CLARIFY THAT YOUR SOLE DIRECTOR IS NOT INDEPENDENT.

We have clarified in this section that our sole director is not independent.

MARKET FOR OUR PRODUCT

16. WE NOTE YOUR REFERENCE ON PAGE 15 TO A SUBSCRIPTION AGREEMENT. PLEASE FILE AS AN EXHIBIT THE FORM OF SUBSCRIPTION AGREEMENT YOU PLAN TO USE FOR PURPOSES OF PURCHASING SHARES IN THIS OFFERING.

We have filed the form of subscription agreement that we intend to use for our proposed offering as an exhibit to our amended registration statement.

We have also included interim financial statements for the period ended May 31, 2014 with our amended registration statement and have revised our financial disclosure within the document accordingly.

Yours truly,


/s/ Rosy Rodrigues
------------------------------
Rosy Rodrigues, President
Baixo Relocation Services, Inc.

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